UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2016
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the six months ended June 30, 2016.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-191406), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2013.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2016

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2016 and June 30, 2015 and the year ended December 31, 2015	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2016 and June 30, 2015 and the year ended December 31, 2015	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and June 30, 2015 and the year ended December 31, 2015	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2016 and June 30, 2015 and the year ended December 31, 2015	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 30
Cautionary Statement Regarding Forward-Looking Statement	Page 39
Signatures	Page 40

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2016 and June 30, 2015
and the year ended December 31, 2015
(in thousands of $, except per share amounts)

	Six months ended		Year ended
	June 30,		December 31,
	2016	2015	2015
Operating revenues
Direct financing lease interest income - related parties	12,208	19,504	34,193
Finance lease service revenues - related parties	22,932	20,001	46,460
Profit sharing revenues - related parties	38,937	21,009	59,607
Profit sharing revenues - other	74	—	—
Time charter revenues - related parties	28,755	5,181	30,319
Time charter revenues - other	80,956	64,504	130,459
Bareboat charter revenues - related parties	6,188	6,198	12,596
Bareboat charter revenues - other	19,287	28,399	55,419
Voyage charter revenues - other	9,022	14,692	35,783
Other operating income	3,215	2,626	1,904
Total operating revenues	221,574	182,114	406,740
Gain/(loss) on sale of assets and termination of charters, net	14	(114)	7,364
Operating expenses
Vessel operating expenses - related parties	34,224	21,223	56,939
Vessel operating expenses - other	34,590	32,248	63,892
Depreciation	46,304	36,301	78,080
Vessel impairment charge	—	29,161	42,410
Administrative expenses - related parties	730	542	1,032
Administrative expenses - other	4,058	3,605	5,705
Total operating expenses	119,906	123,080	248,058
Net operating income	101,682	58,920	166,046
Non-operating income / (expense)
Interest income - related parties, long term loans to associated companies	9,338	9,338	18,672
Interest income - related parties, other	383	6,347	13,395
Interest income - other	666	4,620	7,075
Interest expense - other	(35,274)	(35,687)	(70,583)
(Loss)/gain on repurchase of bonds	(38)	438	1,007
Gain on redemption of loan notes - related parties	—	—	28,904
Gain on sale of loan notes and share warrants - other	—	44,552	44,552
Available-for-sale securities impairment charge	—	—	(20,552)
Dividend Income - related parties	8,250	—	—
Other financial items, net	(13,718)	(4,573)	(21,289)
Net income before equity in earnings of associated companies	71,289	83,955	167,227
Equity in earnings of associated companies	14,322	17,098	33,605
Net income	85,611	101,053	200,832
Per share information:
Basic earnings per share	$0.92	$1.08	$2.15
Diluted earnings per share	$0.78	$0.94	$1.88
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2016 and June 30, 2015
and the year ended December 31, 2015
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2016	2015	2015
Net income	85,611	101,053	200,832
Fair value adjustments to hedging financial instruments	(14,540)	23,167	27,154
Fair value adjustments to hedging financial instruments in associated companies	(1,767)	(481)	158
Reclassification into net income of previous fair value adjustments to hedging financial instruments	—	173	(1,348)
Fair value adjustments to available for sale securities	(92,077)	(1,206)	981
Reclassification into net income of previous fair value adjustments to available for sale securities	—	—	20,552
Fair value adjustments to other financial instruments in associated companies	—	(28)	—
Other comprehensive income/(loss)	11	(44)	(136)
Other comprehensive (loss)/income, net of tax	(108,373)	21,581	47,361

Comprehensive (loss)/income	(22,762)	122,634	248,193
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at June 30, 2016 and December 31, 2015
(in thousands of $, except share data)

	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	82,016	70,175
Available for sale securities	119,975	199,594
Trade accounts receivable	5,239	2,057
Due from related parties	18,663	45,659
Other receivables	9,135	10,441
Inventories	5,050	5,056
Prepaid expenses and accrued income	2,911	5,790
Investment in direct financing leases, current portion	31,634	37,145
Total current assets	274,623	375,917
Vessels and equipment, net	1,789,816	1,641,317
Newbuildings and vessel purchase deposits	21,991	40,149
Investment in direct financing leases, long-term portion	442,910	474,298
Investment in associated companies	171	84,615
Loans to related parties - associated companies, long-term	336,997	387,712
Long-term receivables from related parties	9,955	—
Other long-term assets	27,992	27,746
Financial instruments (long-term): at fair value	—	800
Total assets	2,904,455	3,032,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	96,881	208,031
Trade accounts payable	1,071	835
Due to related parties	1,104	416
Accrued expenses	11,178	12,646
Other current liabilities	2,224	17,037
Total current liabilities	112,458	238,965
Long-term liabilities
Long-term debt	1,520,321	1,426,174
Financial instruments (long-term): at fair value	129,165	113,642
Other long-term liabilities	7,216	11,963
Total liabilities	1,769,160	1,790,744

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 93,504,575 and 93,468,000 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively)	93,505	93,468
Additional paid-in capital	286,204	285,859
Contributed surplus	588,133	588,133
Accumulated other comprehensive loss	(107,643)	(1,037)
Accumulated other comprehensive loss - associated companies	(3,893)	(2,126)
Retained earnings	278,989	277,513
Total stockholders’ equity	1,135,295	1,241,810
Total liabilities and stockholders’ equity	2,904,455	3,032,554
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2016 and June 30, 2015
and the year ended December 31, 2015
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2016	2015	2015
Operating activities
Net income	85,611	101,053	200,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	46,304	36,301	78,080
Vessel impairment charge	—	29,161	42,410
Available for sale securities impairment charge	—	—	20,552
Amortization of deferred charges	5,663	6,037	11,613
Amortization of seller’s credit	(694)	(959)	(1,904)
Equity in earnings of associated companies	(14,322)	(17,098)	(33,605)
Loss/(gain) on sale of assets and termination of charters	(14)	114	(7,364)
Gain on redemption of Horizon loan notes and warrants	—	(44,552)	(44,552)
Gain on redemption of Frontline loan notes	—	—	(28,904)
Adjustment of derivatives to fair value recognized in net income	10,408	1,184	13,278
(Gain)/loss on repurchase of bonds	38	(438)	(1,007)
Interest receivable in form of notes	(633)	(2,182)	(2,182)
Other, net	157	(827)	(1,134)
Changes in operating assets and liabilities:
Trade accounts receivable	(3,182)	560	1,196
Due from related parties	6,197	9,020	14,105
Other receivables	1,307	(1,884)	(840)
Inventories	6	(3,593)	(2,529)
Prepaid expenses and accrued income	2,878	550	(715)
Trade accounts payable	235	(822)	(1,572)
Accrued expenses	(1,426)	(4,220)	(5,302)
Other current liabilities	(14,812)	(3,778)	7,945
Net cash provided by operating activities	123,721	103,627	258,401
Investing activities
Repayments from investments in direct financing leases	16,309	18,502	35,946
Additions to newbuildings	(176,686)	(129,210)	(223,109)
Purchase of vessels	—	(1,740)	(273,552)
Proceeds/(payments) from sales of vessels and termination of charters	4,932	(2,003)	42,275
Proceeds from sale of investment in associated company	—	111,095	111,095
Net amounts received from/(paid to) associated companies	170,866	15,211	(62,083)
Proceeds from redemption of Horizon loan notes and warrants	—	71,681	71,681
Proceeds from redemption of Frontline loan notes	—	—	112,687
Other investments and long term assets, net	(12,072)	(4,898)	(20,722)
Net cash provided by/(used in) investing activities	3,349	78,638	(205,782)
Financing activities
Shares issued, net of issuance costs	243	675	675
Repurchase of bonds	(117,509)	(5,079)	(23,787)
Proceeds from issuance of long-term debt	277,000	130,366	595,305
Repayments of long-term debt	(190,612)	(215,062)	(435,706)
Debt fees paid	(217)	(2,997)	(7,155)
Cash dividends paid	(84,134)	(79,415)	(162,594)
Net cash used in financing activities	(115,229)	(171,512)	(33,262)

Net change in cash and cash equivalents	11,841	10,753	19,357
Cash and cash equivalents at start of the period	70,175	50,818	50,818
Cash and cash equivalents at end of the period	82,016	61,571	70,175

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	33,521	34,707	68,215
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six months ended June 30, 2016 and June 30, 2015
and the year ended December 31, 2015
(in thousands of $, except number of shares)

	Six months ended		Year ended
	June 30,		December 31,
	2016	2015	2015
Number of shares outstanding
At beginning of period	93,468,000	93,404,000	93,404,000
Shares issued	36,575	64,000	64,000
At end of period	93,504,575	93,468,000	93,468,000
Share capital
At beginning of period	93,468	93,404	93,404
Shares issued	37	64	64
At end of period	93,505	93,468	93,468
Additional paid-in capital
At beginning of period	285,859	285,248	285,248
Amortization of stock based compensation	139	—	—
Shares issued	206	611	611
At end of period	286,204	285,859	285,859
Contributed surplus
At beginning of period	588,133	586,089	586,089
Amortization of deferred equity contributions	—	2,044	2,044
At end of period	588,133	588,133	588,133
Accumulated other comprehensive loss
At beginning of period	(1,037)	(48,240)	(48,240)
Gain/(loss) on hedging financial instruments reclassified into earnings	—	173	(1,348)
Fair value adjustments to hedging financial instruments	(14,540)	23,167	27,154
Loss on available for sale securities reclassified into earnings	—	—	20,552
Fair value adjustments to available for sale securities	(92,077)	(1,206)	981
Other comprehensive income/(loss)	11	(44)	(136)
At end of period	(107,643)	(26,150)	(1,037)
Accumulated other comprehensive loss - associated companies
At beginning of period	(2,126)	(2,284)	(2,284)
Fair value adjustments to hedging financial instruments	(1,767)	(481)	158
Fair value adjustments to other financial instruments	—	(28)	—
At end of period	(3,893)	(2,793)	(2,126)
Retained earnings
At beginning of period	277,513	239,275	239,275
Net income	85,611	101,053	200,832
Dividends declared	(84,135)	(79,415)	(162,594)
At end of period	278,989	260,913	277,513
Total Stockholders’ Equity	1,135,295	1,199,430	1,241,810
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA
The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2015. The results of operations for the interim period ended June 30, 2016 are not necessarily indicative of the results for the entire year ending December 31, 2016.
Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.
The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.
Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers" in order to ensure that revenue recognition requirements are the same under both US GAAP and International Financial Reporting Standards ("IFRS"). ASU 2014-09 removes inconsistencies and provides a more robust framework for addressing revenue issues. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 "Deferral of the Effective Date" to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. Early adoption is permitted for reporting and interim periods beginning on or after December 15, 2016. The Company is currently assessing the impact of ASU 2014-09 on its consolidated financial position, results of operations and cash flows.

In July 2015, the FASB issued ASU 2015-11 "Simplifying the Measurement of Inventory" to reduce the complexity and cost of the subsequent measurement of inventory, in particular when using the first-in, first-out (FIFO) or average cost methods. The provisions of ASU 2015-11 specifically exclude inventory that is measured using the last-in, first-out (LIFO) or the retail inventory method. Entities should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-11 on its consolidated financial position, results of operations and cash flows.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. The Company is currently assessing the impact of ASU 2016-01 on its consolidated financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-07 on its consolidated financial position, results of operations and cash flows.

In March 2016, the FASB issued ASU 2016-09 "Compensation - Stock Compensation" to introduce improvements to the employee share-based payment accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, the classification of awards as either equity or liabilities and the classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-09 on its consolidated financial position, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently assessing the impact of ASU 2016-15 on its statement of consolidated cash flows.

Recently Adopted Accounting Standards
During the period, the Company adopted ASU 2015-03 "Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs", which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU was effective for the first interim period beginning after December 15, 2015 and is effective retrospectively. As a result, at June 30, 2016, $26.8 million (December 31, 2015: $32.3 million) of debt issuance costs have been reclassified from Non-Current Assets to Non-Current Liabilities as a direct deduction from long-term debt (see Note 10 - Short-Term and Long-Term Debt).

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS
In February 2016, the offshore support vessel Sea Bear, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A gain of $14,000 was recorded on the disposal, the proceeds of which included $5.1 million gross sales proceeds and an early termination of charter compensation of $11.6 million, at fair value (see Note 15: Related party transactions). An impairment charge of $8.1 million had been recorded against the carrying value of this vessel in the year ended December 31, 2015.

3.	GAIN ON SALE OF LOAN NOTES AND SHARE WARRANTS - OTHER

In May 2015, the Company recorded a total gain of $44.6 million on the disposal of its holding of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. These unlisted second lien interest-bearing loan notes and share warrants had been received as compensation on termination of charters to Horizon Lines, LLC in April 2012.

4.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Six months ended June 30,		Year ended December 31,
(in thousands of $)	2016	2015	2015
Fair value loss on non-designated derivatives, net	(9,568)	(1,243)	(13,051)
Net cash payments on non-designated derivatives	(2,641)	(2,833)	(6,453)
Fair value (loss)/gain of designated derivatives (ineffective portion)	(840)	59	(227)
Other items	(669)	(556)	(1,558)
Other financial items, net	(13,718)	(4,573)	(21,289)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relates to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”. In the event that an interest rate swap, or portion thereof, relating to a loan facility is no longer designated as a cash flow hedge, then corresponding gains/losses previously recorded in "Other comprehensive income" are reclassified as "Other financial items, net" in the Consolidated Statement of Operations. The above net decrease in the valuation of non-designated derivatives includes reclassifications from "Other comprehensive income" of $0 in the six months ended June 30, 2016 (six months ended June 30, 2015: $0.2 million gain reclassified from “Other comprehensive income”; year ended December 31, 2015: $1.3 million loss reclassified from “Other comprehensive income”).

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

5.	AVAILABLE-FOR-SALE SECURITIES
Marketable securities held by the Company are debt securities and share investments considered to be available-for-sale securities.

(in thousands of $)	June 30, 2016	December 31, 2015
Amortized cost	197,606	185,148
Accumulated net unrealized (loss)/gain	(77,631)	14,446
Carrying value	119,975	199,594
The Company's investment in marketable securities consists of investments in listed shares and secured notes which mature in 2019. Available-for-sale securities are recorded at fair value, with unrealized gains and losses generally recorded as a separate component of "Other comprehensive income". The accumulated net unrealized loss on available-for-sale securities included in "Other comprehensive income" at June 30, 2016, was $77.6 million (December 31, 2015: net gain of $14.4 million).

The investment in listed shares at June 30, 2016, consists of shares in Frontline Ltd. (“Frontline”) with a carrying value of $86.6 million (December 31, 2015: $164.5 million).

The investment in secured notes at June 30, 2016, consists of listed and unlisted corporate bonds with a total carrying value of $33.4 million (December 31, 2015: $35.1 million). In December 2015, the Company determined that the bonds were other than temporarily impaired and recorded an impairment charge of $20.6 million, reducing their amortized cost to fair value at December 31, 2015.

6.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	June 30, 2016	December 31, 2015
Cost	2,159,655	1,964,852
Accumulated depreciation	(369,839)	(323,535)
Vessels and equipment, net	1,789,816	1,641,317
During the six months ended June 30, 2016, the Company took delivery of two 9,300-9,500 twenty-foot equivalent units (“TEU”) newbuilding container vessels at an aggregate cost of $194.8 million.

7.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS
During the six months ended June 30, 2016, the Company took delivery of two 9,300-9,500 TEU newbuilding container vessels, which were under construction at December 31, 2015. Upon delivery, the vessels were transferred from Newbuildings to Vessels and Equipment, net. As at June 30, 2016, the Company had agreements for the delivery of two newbuilding oil product carriers.

Total costs of $176.7 million including capitalized interest of $0.7 million were paid in respect of newbuildings in the six months ended June 30, 2016.

8.	INVESTMENTS IN DIRECT FINANCING LEASES
As at June 30, 2016, the Company had 12 VLCCs and two Suezmax tankers on charter to Frontline Shipping Limited (“Frontline Shipping”) on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to 11 years. Frontline Shipping is a subsidiary of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charters before the end of their terms. Subsequent to June 30, 2016, one of the above 12 VLCC oil tankers was sold and delivered to its new owner in July 2016 (see Note 18: Subsequent Events).

Also at June 30, 2016, the Company had one offshore suppot vessel chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS, a wholly owned subsidiary of Deep Sea Supply BTG AS (“Deep Sea Supply BTG”), which is a joint venture owned 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A. (“BTG Pactual”), and 50% by Deep Sea Supply Plc. (“Deep Sea”), a related party. In July 2016, the Company and the charterer agreed amendments to the charter agreements whereby the charter rates are temporarily reduced until May 2018, in exchange for extending the charter period by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates. The amendments to the charter rates were effective from June 7, 2016. Also, as part of the amendments to the charter agreements, Deep Sea will join Deep Sea Supply BTG as charter guarantor.
At December 31, 2015, another one of the Company's offshore support vessels was chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea. This vessel was sold in February 2016 (see Note 2: Gain on sale of assets and termination of charters).
The above assets of the Company, i.e. 15 vessels as at June 30, 2016 are accounted for as direct financing leases, all of which are leased to related parties (December 31, 2015: 16 vessels) . The following lists the components of the investments in direct financing leases as at June 30, 2016.

(in thousands of $)	June 30, 2016	December 31, 2015
Total minimum lease payments to be received	747,714	825,460
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(340,027)	(362,959)
Net minimum lease payments receivable	407,687	462,501
Estimated residual values of leased property (un-guaranteed)	193,299	195,238
Less: unearned income	(126,442)	(146,296)
Total investment in direct financing and sales-type leases	474,544	511,443

Current portion	31,634	37,145
Long-term portion	442,910	474,298
	474,544	511,443

9.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

In addition, on June 5, 2015, the Company received 55 million shares in Frontline, equivalent to approximately 28% of Frontline's issued share capital at the time. Frontline, which is listed on the New York Stock Exchange and the Oslo Stock Exchange and reports its operating results on a quarterly basis, was determined to be an associated company following receipt of these shares. On November 30, 2015, Frontline merged with Frontline 2012 Ltd. ("Frontline 2012"), and increased its issued share capital, thereby reducing the Company's shareholding in Frontline to approximately 7%. Accordingly, Frontline was assessed as no longer being an associated company and the Frontline shares are now held as available for sale securities (see Note 5: Available-for-sale securities). The Company's share of the net income of Frontline for the year ended December 31, 2015, during which it was an associated company accounted for using the equity method, was $2.6 million (six months ended June 30, 2016: $0; six months ended June 30, 2015: $1.3 million).

At June 30, 2016, June 30, 2015 and December 31, 2015, the Company had the following participation in investments that are recorded using the equity method:

	June 30, 2016	June 30, 2015	December 31, 2015
SFL Deepwater Ltd (“SFL Deepwater”)	100%	100%	100%
SFL Hercules Ltd (“SFL Hercules”)	100%	100%	100%
SFL Linus Ltd (“SFL Linus”)	100%	100%	100%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of June 30, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	120,965	33,722	38,308	48,935
Non-current assets	1,152,779	350,233	343,981	458,565
Total assets	1,273,744	383,955	382,289	507,500
Current liabilities	105,680	25,456	28,660	51,564
Non-current liabilities	1,167,893	358,453	353,573	455,867
Total liabilities	1,273,573	383,909	382,233	507,431
Total stockholders’ equity	171	46	56	69

	As of December 31, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	120,251	33,735	38,936	47,580
Non-current assets	1,207,755	364,550	360,215	482,990
Total assets	1,328,006	398,285	399,151	530,570
Current liabilities	128,455	25,221	28,624	74,610
Non-current liabilities	1,114,936	333,538	351,821	429,577
Total liabilities	1,243,391	358,759	380,445	504,187
Total stockholders’ equity	84,615	39,526	18,706	26,383

Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Six months ended June 30, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	40,565	11,112	11,738	17,715
Net operating revenues	40,565	11,112	11,738	17,715
Net income	14,322	3,520	3,350	7,452

	Six months ended June 30, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	41,929	11,335	11,768	18,826
Net operating revenues	41,923	11,333	11,766	18,824
Net income	15,815	3,825	3,827	8,163

	Year ended December 31, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	82,731	22,424	23,315	36,992
Net operating revenues	82,725	22,422	23,313	36,990
Net income	31,001	7,561	7,306	16,134

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra-deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill Limited (“Seadrill”). In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra-deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390.0 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the previous loan facility. At June 30, 2016, the balance outstanding under the new facility was $259.8 million, and the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $80.0 million of this debt at June 30, 2016. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the six months ended June 30, 2016, SFL Deepwater paid dividends of $43.0 million (six months ended June 30, 2015: $0; year ended December 31, 2015: $0).

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in January 2012 for the purpose of holding an ultra-deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility to partly fund its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013 and at June 30, 2016, the balance outstanding under this facility was $292.5 million. At June 30, 2016, the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $75.0 million of this debt at June 30, 2016. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the six months ended June 30, 2016, SFL Hercules paid dividends of $22.0 million (six months ended June 30, 2015: $0; year ended December 31, 2015: $0).

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired in 2013 from North Atlantic Drilling Ltd (“NADL”), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the ship yard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was drawn in February 2014, and at June 30, 2016, the balance outstanding under this facility was $380.0 million. At June 30, 2016, the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $90.0 million of this debt at June 30, 2016. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, the charter includes a fixed price put option at expiry of the charter in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the six months ended June 30, 2016, SFL Linus paid dividends of $32.0 million (six months ended June 30, 2015: $0; year ended December 31, 2015: $0).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which both Ship Finance and Seadrill must comply. As at June 30, 2016, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities.

10.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2016	December 31, 2015
Long-term debt:
3.75% senior unsecured convertible bonds due 2016	—	117,500
NOK600 million senior unsecured floating rate bonds due 2017	67,368	63,681
3.25% senior unsecured convertible bonds due 2018	350,000	350,000
NOK900 million senior unsecured floating rate bonds due 2019	90,380	85,434
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2023	1,136,249	1,049,861
Total debt principal	1,643,997	1,666,476
Less: Unamortized debt issuance costs	(26,795)	(32,271)
Less: Current portion of long-term debt	(96,881)	(208,031)
	1,520,321	1,426,174

The outstanding debt as of June 30, 2016 is repayable as follows:

(in thousands of $)
Year ending December 31,

2016 (remaining six months)	48,451
2017	195,302
2018	537,385
2019	272,060
2020	172,060
Thereafter	418,739
Total debt principal	1,643,997
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.00% per annum at June 30, 2016 (December 31, 2015: 4.22%). This rate takes into consideration the effect of related interest rate swaps. At June 30, 2016, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 0.654% (December 31, 2015: 0.613%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.01% (December 31, 2015: 1.13%).
3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds was fixed at 3.75% per annum and was payable in cash semi-annually in arrears. The bonds were convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. In February 2016, the amount outstanding was fully redeemed in cash without any conversion into shares having taken place.
NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Since their issue, the Company has purchased bonds with principal amounts totaling NOK43.0 million, of which NOK8.0 million were subsequently re-sold. The Company holds bonds purchased as treasury bonds. The net amount outstanding at June 30, 2016, was NOK565.0 million, equivalent to $67.4 million (December 31, 2015: NOK565 million, equivalent to $63.7 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $15.3109. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million.
As required by ASC 470-20 “Debt with conversion and other options”, the Company calculated the equity component of the convertible bond taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as “Additional paid-in capital”, with a corresponding adjustment to “Deferred charges” which are amortized to “Interest expense” over the appropriate period. The amortization of this item amounted to $2.1 million for the six months ended June 30, 2016.
NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company has purchased bonds with principal amounts totaling NOK142.0 million at June 30, 2016, which are being held as treasury bonds. The net amount outstanding at June 30, 2016, was NOK758 million, equivalent to $90.4 million (December 31, 2015: NOK758 million, equivalent to $85.4 million).
$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serves as security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At June 30, 2016, the amount available under the revolving part of the facility was $20.0 million. The net amount outstanding at June 30, 2016, was $0 (December 31, 2015: $8.0 million).
$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at June 30, 2016, was $24.9 million (December 31, 2015: $26.3 million).
$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at June 30, 2016, was $24.9 million (December 31, 2015: $26.3 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at June 30, 2016, was $32.2 million (December 31, 2015: $34.1 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95.0 million secured term loan and revolving credit facility with a bank, secured against a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At June 30, 2016, the available amount under the revolving part of the facility was $0. The net amount outstanding at June 30, 2016, was $22.5 million (December 31, 2015: $22.5 million). Subsequent to June 30, 2016, the total amount outstanding under this facility was prepaid and the facility cancelled in July 2016.
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2016, was $47.8 million (December 31, 2015: $50.8 million).
$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at June 30, 2016, was $116.1 million (December 31, 2015: $122.2 million).
$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at June 30, 2016, was $37.7 million (December 31, 2015: $39.9 million).
$45 million secured term loan facility and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At June 30, 2016, the available amount under the revolving part of the facility was $9.0 million. The net amount outstanding at June 30, 2016, was $36.0 million (December 31, 2015: $36.0 million).
$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore support vessels. One of the vessels was sold in February 2016, and the facility now relates to the remaining five vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2016, was $71.7 million (December 31, 2015: $87.8 million).
$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at June 30, 2016, was $20.0 million (December 31, 2015: $20.0 million).
$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2016, was $113.7 million (December 31, 2015: $117.9 million).

$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels which were delivered in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2016, was $116.9 million (December 31, 2015: $121.1 million).
$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at June 30, 2016, was $32.8 million (December 31, 2015: $34.0 million).
$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Three of the tankers were sold and delivered to their new owners prior to June 30, 2016, and the facility was secured against the remaining 14 tankers at June 30, 2016. A further vessel was sold and delivered to its new owner subsequent to June 30, 2016. The facility bears interest at LIBOR plus a margin and has a term of three years. At June 30, 2016, the available amount under the facility was $135.6 million. The net amount outstanding at June 30, 2016, was $80.0 million (December 31, 2015: $73.5 million).
$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at June 30, 2016, was $152.6 million (December 31, 2015:$159.5 million).

$210 million secured term loan facility
In November 2015, three subsidiaries entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels, against which the facility is secured. One of the vessels was delivered in November 2015, a second was delivered in February 2016, and the remaining vessel was delivered in May 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At June 30, 2016, the net amount outstanding was $206.7 million (December 31, 2015: $70.0 million).

The aggregate book value of assets pledged as security against borrowings at June 30, 2016, was $2,159 million (December 31, 2015: $2,087 million).
Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2016, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Deep Sea Supply BTG. As at June 30, 2016, Deep Sea Supply BTG was in compliance with all covenants under the loan agreement.

11.	FINANCIAL INSTRUMENTS
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to U.S. dollar exchange rate applicable to the interest payable and principal repayment on the NOK denominated bonds due 2017 and 2019. From a financial perspective, these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc, ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Credit Agricole Corporate and Investment Bank, Swedbank AB (publ) and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.
The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2016	December 31, 2015
Designated derivative instruments - long-term assets:
Interest rate swaps	—	487
Non-designated derivative instruments - long-term assets:
Interest rate swaps	—	313
Total derivative instruments - long-term assets	—	800

(in thousands of $)	June 30, 2016	December 31, 2015
Designated derivative instruments - long-term liabilities:
Interest rate swaps	26,693	11,458
Cross currency interest rate swaps	78,674	87,642
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	13,296	2,897
Cross currency interest rate swaps	10,502	11,645
Total derivative instruments - long-term liabilities	129,165	113,642
Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At June 30, 2016, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$30,163 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$32,186 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$47,816 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$151,800 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$37,683 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$108,375 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$110,500 (reducing to $70,125)	January 2017	January 2022	1.56% - 3.09%
$32,760 (reducing to $19,413)	September 2015	March 2022	1.67%
$206,719 (reducing to $149,844)	February 2016	February 2021	1.0725% - 1.2625%

* These swaps relate to the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019 respectively, and the fixed interest rates paid are exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

The interest rate swaps with a notional principal of $108.4 million have an inception date of December 2016, and the interest rate swaps with a notional principal of $110.5 million have an inception date of January 2017. The total notional principal amount subject to swap agreements as at June 30, 2016, excluding those with inception dates in the future, was $995.6 million (December 31, 2015: $804.8 million).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK600 million senior unsecured bonds due 2017 and NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK600 million	$105.4	million	October 2012	October 2017
NOK900 million	$151.0	million	March 2014	March 2019
Apart from the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.
Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016	June 30, 2016	December 31, 2015	December 31, 2015
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	119,975	119,975	199,594	199,594
Floating rate NOK bonds due 2017	67,368	66,006	63,681	63,719
Floating rate NOK bonds due 2019	90,380	83,170	85,434	79,549
3.75% unsecured convertible bonds due 2016	—	—	117,500	118,021
3.25% unsecured convertible bonds due 2018	350,000	372,505	350,000	378,315
Derivatives:
Interest rate/ currency swap contracts - long-term receivables	—	—	800	800
Interest rate/ currency swap contracts - long-term payables	129,165	129,165	113,642	113,642
The above long-term receivables relating to interest rate/ currency swap contracts at June 30, 2016, include $0 which relates to non-designated swap contracts (December 31, 2015: $0.3 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at June 30, 2016, include $23.8 million which relates to non-designated swap contracts (December 31, 2015: $14.5 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at June 30, 2016, were measured as follows:

		Fair value measurements using
(in thousands of $)	June 30, 2016	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	119,975	119,975		—
Interest rate/ currency swap contracts - long-term receivables	—		—
Total assets	119,975	119,975	—	—
Liabilities:
Floating rate NOK bonds due 2017	66,006	66,006
Floating rate NOK bonds due 2019	83,170	83,170
3.25% unsecured convertible bonds due 2018	372,505	372,505
Interest rate/ currency swap contracts - long-term payables	129,165		129,165
Total liabilities	650,846	521,681	129,165	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market based inputs other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.

Listed available-for-sale securities are recorded at fair value, being their market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2017 and 2019, and the unsecured 3.25% convertible bonds due 2018, are all based on their quoted market prices as at the balance sheet date.
The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at June 30, 2016.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, DNB and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.
Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the six months ended June 30, 2016, Frontline accounted for approximately 33% of our consolidated operating revenues (six months ended June 30, 2015: 32%; year ended December 31, 2015: 33%). There is thus a concentration of revenue risk with Frontline.

12.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2016	December 31, 2015
125,000,000 common shares of $1.00 par value each	125,000	125,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2016	December 31, 2015
93,504,575 common shares of $1.00 par value each (December 31, 2015: 93,468,000 shares)	93,505	93,468

The Company’s common shares are listed on the New York Stock Exchange.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital. In the six months ended June 30, 2016, additional paid-in capital was credited with $139,000 relating to the fair value of options granted in March 2016. During the six months ended June 30, 2016, the Company issued a total of 36,575 shares following the exercise of options that had been granted in 2011. The total premium on the shares issued was $0.2 million.

13.	SHARE OPTION PLAN

In the six months ended June 30, 2016, 125,000 options granted in 2011 were exercised by three employees and two officers.
In March 2016, a total of 279,000 options were granted to six directors, two officers and five employees of the Company. There were no other options outstanding at June 30, 2016.
As at June 30, 2016, the unrecognized compensation cost relating to non-vested options granted under the Company's Option Scheme was $0.7 million (December 31, 2015: $0).

14.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,		Year ended December 31,
(in thousands of $)	2016	2015	2015
Basic:
Net income available to stockholders	85,611	101,053	200,832
Diluted:
Net income available to stockholders	85,611	101,053	200,832
Interest expense on convertible bonds	9,151	11,203	22,449
	94,762	112,256	223,281

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,		Year ended December 31,
(in thousands)	2016	2015	2015
Basic earnings per share:
Weighted average number of common shares outstanding	93,489	93,432	93,450
Diluted earnings per share:
Weighted average number of common shares outstanding	93,489	93,432	93,450
Effect of dilutive share options	—	18	23
Effect of dilutive convertible debt	27,935	25,535	25,535
	121,424	118,985	119,008

15.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline (1)
–    Frontline 2012 (1)
–    Frontline Shipping and Frontline Shipping II (collectively the Frontline Charterers)
–    Seadrill
–    NADL
–    Golden Ocean Group Limited (“Golden Ocean”) (2)
–    United Freight Carriers (“UFC” - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea
–    Deep Sea Supply BTG (which is a joint venture 50% owned by Deep Sea)
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    Arcadia Petroleum Limited (“Arcadia”)

(1) On November 30, 2015, Frontline and Frontline 2012 merged, leaving Frontline as the surviving legal entity and Frontline 2012 becoming a wholly-owned subsidiary of Frontline.

(2) In March 2015, Golden Ocean Group Limited merged with Knightsbridge Tankers Limited, leaving Knightsbridge Tankers Limited as the surviving legal entity and changing its name to Golden Ocean Group Limited.

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (see Note 8: Investment in Direct Financing Leases).

(in thousands of $)	June 30, 2016	December 31, 2015
Amounts due from:
Frontline Charterers	13,649	18,052
Frontline	1,674	2,816
UFC	463	1,639
SFL Linus	—	23,152
Deep Sea and Deep Sea Supply BTG	2,877	—
Total amount due from related parties	18,663	45,659
Loans to related parties - associated companies, long-term
SFL Deepwater	123,275	137,437
SFL Hercules	90,460	125,275
SFL Linus	123,262	125,000
Total loans to related parties - associated companies, long-term	336,997	387,712
Long-term receivables from related parties
Deep Sea	9,955	—
Total long-term receivables from related parties	9,955	—
Amounts due to:
Frontline Charterers	229	229
Frontline	542	143
Golden Ocean	197	—
Seatankers	110	—
Other related parties	26	44
Total amount due to related parties	1,104	416
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at June 30, 2016 within the financial statements (see Note 9: Investment In Associated Companies). As described below in “Related party loans”, at June 30, 2016 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.
Related party leasing and service contracts
As at June 30, 2016, 14 of the Company’s vessels leased to Frontline Shipping (December 31, 2015: 14) and one of its offshore support vessels leased to a subsidiary of Deep Sea Supply BTG (December 31, 2015: one) are recorded as direct financing leases. At December 31, 2015, there was also one offshore support vessel leased to a subsidiary of Deep Sea recorded as a direct financing lease, which was sold in February 2016. At June 30, 2016, the combined balance of net investments in direct financing leases with Frontline Shipping and Deep Sea Supply BTG was $474.5 million (December 31, 2015: $511.4 million, including the vessel leased to Deep Sea), of which $31.6 million (December 31, 2015: $37.1 million) represents short-term maturities.

In addition, included under operating leases at June 30, 2016, there were four offshore support vessels leased to a subsidiary of Deep Sea Supply BTG (December 31, 2015: four), eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean (December 31, 2015: eight) and three dry bulk carriers leased to UFC (December 31, 2015: six). At June 30, 2016, the net book value of assets leased under operating leases to Golden Ocean, Deep Sea Supply BTG and UFC was $412.4 million (December 31, 2015: $499.6 million).

On June 5, 2015, amendments were made to the charter agreements with Frontline Shipping, relating to VLCCs and Suezmax tankers accounted for as direct financing leases. The amendments, which do not affect the duration of the leases and were effective from July 1, 2015, consist of reductions in the long-term daily time charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers, and increases in the daily management and operating fees payable to a subsidiary of Frontline to $9,000 per day for all vessels. As part of the amended agreements, the Company's profit sharing percentage increased from 25% to 50%, and is now calculated and paid on a quarterly basis. In the six months ended June 30, 2016, the Company recorded profit share revenues of $38.7 million (six months ended June 30, 2015: $0; year ended December 31, 2015: $37.3 million), all of which related to the 50% arrangement effective from July 1, 2015.

In December 2011, amendments were made to the charter agreements then in place with Frontline Shipping and Frontline Shipping II providing for a $6,500 per day reduction in charter rates for the period January 1, 2012, to December 31, 2015. Thereafter the charter rates were to revert to the previously agreed daily amounts. The amendments provided that for the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. This arrangement was discontinued from July 1, 2015, when the amendments agreed in June 2015 became effective. In the six months ended June 30, 2016, the Company earned and recognized no revenue under this arrangement (six months ended June 30, 2015: $19.9 million; year ended December 31, 2015: $19.9 million), which is also reported under "Profit sharing revenues".

In consideration for the amendments to the charter agreements made on June 5, 2015, the Company received 55 million ordinary shares in Frontline, representing approximately 28% of the issued share capital of Frontline at the time of receipt in June 2015. On November 30, 2015, Frontline merged with Frontline 2012 and increased its issued share capital, reducing the Company's holding to approximately 7%. Accordingly, from June 5, 2015 to November 30, 2015, the Company's shareholding in Frontline was accounted for as an investment in associated companies (see Note 9: Investment in associated companies). Since December 1, 2015, the Company's holding in Frontline shares has been held under available-for-sale securities (see Note 5: Available-for-sale securities). In February 2016, Frontline enacted a 1-for-5 reverse stock split of its ordinary shares. Accordingly, the Company's holding in Frontline changed from 55 million shares to 11 million shares, remaining at approximately 7% of Frontline's issued share capital. In the six months ended June 30, 2016, the Company received dividends of $8.3 million on its holding of shares in Frontline.

In the six months ended June 30, 2016, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the six months ended June 30, 2016, the Company earned no profit share revenue under this arrangement (six months ended June 30, 2015: $0; year ended December 31, 2015: $0).

In the six months ended June 30, 2016, the Company had six dry bulk carriers operating on time-charters to UFC, which include profit sharing arrangements whereby the Company earns a 50% share of profits earned by the vessels above threshold levels. In the six months ended June 30, 2016, the Company earned and recognized $0.3 million under this arrangement (six months ended June 30, 2015: $1.1 million; year ended December 31, 2015: $2.5 million).

A summary of leasing revenues and repayments from the Frontline Charterers, Golden Ocean, UFC, Deep Sea Supply BTG and Deep Sea is as follows:

	Six months ended		Year ended
(in millions of $)	June 30, 2016	June 30, 2015	December 31, 2015
Operating lease income	34.9	11.4	42.9
Direct financing lease interest income	12.2	19.5	34.2
Finance lease service revenue	22.9	20.0	46.5
Direct financing lease repayments	16.3	18.5	35.9
Profit share and cash sweep income	38.9	21.0	59.6

In February 2016, the Company sold the offshore support vessel Sea Bear to an unrelated third party, and simultaneously agreed to terminate the corresponding charter with a subsidiary of Deep Sea. As compensation for the early termination of the charter, termination fees were received from Deep Sea in the form of an amortizing senior unsecured loan note, receivable over a period of six years. The initial face value of the note, on which interest at 7.25% is receivable, was $14.6 million and their initial fair value of $11.6 million was determined from analysis of projected cash flows, based on factors including terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental and other characteristics of that entity, and the current economic environment and trading activity in the debt market.
In addition to revenues and repayments, the Company paid the following fees to related parties:

	Six months ended		Year ended
(in millions of $)	June 30, 2016	June 30, 2015	December 31, 2015
Frontline:
Vessel Management Fees	23.6	20.8	48.0
Newbuilding Supervision Fees	—	0.1	0.1
Administration Services Fees	0.4	0.5	0.9
Golden Ocean:
Vessel Management Fees	10.2	—	8.2
Operating Management Fees	0.4	0.4	0.8
Office Facilities:
Arcadia	—	0.1	0.1
Frontline Management AS	0.2	0.2	0.4
Frontline Corporate Services	0.2	—	—

In addition to the above, the Company paid $0.2 million for the six months ended June 30, 2016 in relation to a new agreement with Seatankers effective January 1, 2016 for the provision of advisory and support services.
Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145 million, $145 million, and $125 million, respectively at fixed interest rates. These loans are repayable in full on July 11, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled, to the extent that it is a receivable from Ship Finance, by offset against the eventual repayments of the fixed interest loans.
In the six months ended June 30, 2016, the Company received interest income on these loans of $3.3 million from SFL Deepwater (six months ended June 30, 2015: $3.3 million; year ended December 31, 2015: $6.5 million), $3.3 million from SFL Hercules (six months ended June 30, 2015: $3.3 million; year ended December 31, 2015: $6.5 million) and $2.8 million from SFL Linus (six months ended June 30, 2015: $2.8 million; year ended December 31, 2015: $5.6 million).
Long-term receivables from related parties
The Company received loan notes from Frontline as compensation for the early termination of the charters on five vessels in 2013 and 2014. The loan notes were redeemed in full in December 2015, and a gain on redemption of $28.9 million was recorded. In the six months ended June 30, 2016, the Company received no interest on these loan notes (six months ended June 30, 2015: $6.3 million; year ended December 31, 2015: $13.4 million).

The Company received a loan note from Deep Sea as compensation for the early termination of the charter on an offshore support vessel in February 2016. In the six months ended June 30, 2016, the Company received $0.4 million interest on the loan note (six months ended June 30, 2015: $0; year ended December 31, 2015: $0).

16.	COMMITMENTS AND CONTINGENT LIABILITIES
Assets Pledged

(in millions of $)	June 30, 2016
Book value of consolidated assets pledged under ship mortgages	$2,159

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at June 30, 2016, the Company ($1.6 billion) and its 100% equity-accounted subsidiaries ($932 million) had a combined outstanding principal indebtedness of $2.6 billion (December 31, 2015: $2.5 billion) under various credit facilities. Most of the Company’s vessels and rigs have been pledged under mortgages in respect of this outstanding indebtedness as at June 30, 2016, excluding three 1,700 TEU container vessels and the newbuilding vessels not yet delivered.
Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of June 30, 2016, their combined borrowings amounted to $932.3 million (December 31, 2015: $831.2 million) and the Company guaranteed $245 million (December 31, 2015: $250 million) of this debt.
At June 30, 2016, the Company had commitments under contracts to acquire newbuilding vessels totaling $87.0 million (December 31, 2015: $261.9 million). In addition, two subsidiaries had contractual commitments relating to the chartering-in of two 19,200 TEU container vessels on 15 year bareboat charters amounting to $406.1 million at June 30, 2016 (December 31, 2015: $406.1 million), of which $30.0 million represents initial payments due on delivery of the vessels. There are no other contractual commitments at June 30, 2016.
The Company is routinely party both as plaintiff and defendant to law suits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such law suits.

17.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include 25 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2017 to July 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At June 30, 2016, the vessel of one of these entities is accounted for as a direct financing lease with a carrying value of $21.6 million, unearned lease income of $0.9 million and estimated residual value of $4.0 million. The outstanding loan balance in this entity is $10.7 million, of which the short-term portion is $2.4 million.
The other 24 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at June 30, 2016, of $587.1 million. The outstanding loan balances in these entities total $292.0 million, of which the short-term portion is $29.9 million.

18.	SUBSEQUENT EVENTS
In July 2016, the Company delivered the 1998 built VLCC Front Vanguard to an unrelated third party. Net sales proceeds were approximately $24 million, including compensation receivable from Frontline of approximately $0.3 million for the early termination of the charter.
In July 2016, the Company agreed to amend the terms of the long-term chartering agreements with an affiliate of Deep Sea relating to five offshore support vessels acquired in 2007 and early 2008. Under the amended agreements, the charter rates will be temporarily reduced until May 2018, in exchange for extending the original charter period by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates. The previous charter guarantor was Deep Sea Supply BTG, which was a joint venture owned 50% by Deep Sea and 50% by the Brazilian company, BTG Pactual. In September 2016, Deep Sea acquired BTG Pactual’s share in the joint venture and Deep Sea will join Deep Sea Supply BTG as charter guarantor under the amended chartering agreements.
On August 31, 2016, the Board of Directors of the Company declared a dividend of $0.45 per share, which will be paid in cash on or around September 29, 2016.
In September 2016, the Company agreed to terminate the charter agreement relating to its jack-up drilling rig Soehanah which has been chartered to a subsidiary of the Indonesia-based drilling company Apexindo since 2011. In return, the Company received a $6 million non-amortizing loan note which bears an interest rate of 2.25% per annum if paid in cash and 4.5% per annum if capitalized. The loan note has a term of approximately six years.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2016

General
We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the chartering, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.
We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of September 19, 2016, our assets consist of 15 oil tankers, 22 dry bulk carriers, 20 container vessels, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two newbuilding oil product tankers. In addition, we have entered into agreements to charter-in two 19,200 TEU newbuilding container vessels on a long-term bareboat basis when they are delivered from the shipyard in 2016 and 2017, respectively.

As at September 19, 2016, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), United Freight Carriers LLC (“UFC”), Sinochem Shipping Co. Ltd, Heung-A Shipping Co. Ltd, Hyundai Glovis Co. Ltd., Rudolf A. Oetker KG (“Hamburg Süd”), Orient Overseas Container Line Ltd (“OOCL”), MSC Mediterranean Shipping Company S.A. (“MSC”), China National Chartering Co. Ltd (“Sinochart”), Golden Ocean Group Limited (“Golden Ocean”), Maersk Line A/S (“Maersk”), and Deep Sea Supply Plc. (“Deep Sea”).

Recent and Other Developments

In May 2016, we took delivery of the 9,300 TEU newbuilding container vessel Maersk Shivling, the third of the three newbuilding container vessels announced in June 2015. Immediately upon delivery the vessel commenced a five year time charter to Maersk. The Company drew down the final tranche of $70.0 million against the $210 million facility which we entered into in November 2015 to partly finance the acquisition of the three vessels.

In July 2016, the Company delivered the 1998 built VLCC Front Vanguard to an unrelated third party. Net sales proceeds were approximately $24 million, including compensation receivable from Frontline of approximately $0.3 million for the early termination of the charter.

In July 2016, the Company agreed to amend the terms of the long-term chartering agreements with an affiliate of Deep Sea relating to five offshore support vessels acquired in 2007 and early 2008. Under the amended agreements, the charter rates will be temporarily reduced until May 2018, in exchange for extending the original charter period by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates. The previous charter guarantor was Deep Sea Supply BTG, which was a joint venture owned 50% by Deep Sea and 50% by the Brazilian company, BTG Pactual. In September 2016, Deep Sea acquired BTG Pactual’s share in the joint venture and Deep Sea will join Deep Sea Supply BTG as charter guarantor under the amended chartering agreements.

On August 31, 2016, the Board of Directors of the Company declared a dividend of $0.45 per share, which will be paid in cash on or around September 29, 2016.
In September 2016, the Company agreed to terminate the charter agreement relating to its jack-up drilling rig Soehanah which has been chartered to a subsidiary of the Indonesia-based drilling company Apexindo since 2011. In return, the Company received a $6 million non-amortizing loan note which bears an interest rate of 2.25% per annum if paid in cash and 4.5% per annum if capitalized. The loan note has a term of approximately six years.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2016	June 30, 2015
Total operating revenues	221,574	182,114
Gain/ (loss) on sale of assets and termination of charters	14	(114)
Total operating expenses	(119,906)	(123,080)
Net operating income	101,682	58,920
Interest income	10,387	20,305
Interest expense	(35,274)	(35,687)
Other non-operating items, net	(5,506)	40,417
Equity in earnings of associated companies	14,322	17,098
Net income	85,611	101,053
Net operating income for the six months ended June 30, 2016, was $101.7 million, compared with $58.9 million for the six months ended June 30, 2015. The increase was principally due to an impairment charge of $29.2 million booked in the same period in 2015, higher profit sharing revenues and additional revenue earned from the net increase to the fleet of vessels, partly offset by higher operating expenses (see below). Net income for the period decreased by $15.4 million compared with the same period in 2015, mainly due to a $44.6 million gain on sale of notes and warrants included in “Other non-operating items, net” in the same period in 2015 and lower interest income for the six months ended June 30, 2016. The effect of these lower gains and interest income was partly offset by the increase in net operating income.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the six months ended June 30, 2016, and also the six months ended June 30, 2015. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Six months ended	Six months ended
(in thousands of $)	June 30, 2016	June 30, 2015
Direct financing lease interest income	12,208	19,504
Finance lease service revenues	22,932	20,001
Profit sharing revenues	39,011	21,009
Time charter revenues	109,711	69,685
Bareboat charter revenues	25,475	34,597
Voyage charter revenues	9,022	14,692
Other operating income	3,215	2,626
Total operating revenues	221,574	182,114

Total operating revenues increased by 22% in the six months ended June 30, 2016, compared with the same period in the previous year.

Direct financing lease interest income arises on most of our oil tankers and also two offshore support vessels, one of which was sold in February 2016. In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease.

With effect from July 1, 2015, amendments to the charter agreements relating to our tankers on charter to Frontline Shipping included reduced daily charter hire rates and increased fixed daily vessel operating costs. The lease schedules were amended to reflect these changes together with the compensation received on agreeing the amendments. The 37% reduction in direct finance lease interest income from the six months ended June 30, 2015 to the six months ended June 30, 2016 is mainly a result of the agreed reduction in charter rates, and also to the sale of three Suezmax tankers in the second half of 2015 and one offshore support vessel in February 2016, which were accounted for as direct financing lease assets.

The vessels chartered on direct financing leases to Frontline Shipping and prior to July 1, 2015, Frontline Shipping II Limited (“Frontline Shipping II”, and together with Frontline Shipping the “Frontline Charterers”), are leased on time-charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping from July 1, 2015, onwards, before which the fee was $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $9,000 per day (previously $6,500 per day) is allocated from each time charter payment received from Frontline Shipping (previously the Frontline Charterers) to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter. The 15% increase in finance lease service revenues from the six months ended June 30, 2015 to the six months ended June 30, 2016 is due to the increase in fixed daily management fees payable on the tankers chartered to Frontline Shipping, partly offset by the sale of three Suezmax tankers in the second half of 2015.

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. Amendments to the charter agreements made in December 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels, and provided for a four year period of reduced charter rates, during which the Frontline Charterers would pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced charter rates, subject to a maximum of $6,500 per day per vessel - this latter item was called "cash sweep" income. In the six months ended June 30, 2015, we earned $19.9 million under these arrangements, all of which was cash sweep income. Following further amendments to the charter agreements effective from July 1, 2015, onwards, the profit sharing percentage was increased to 50% above the new time charter rates, calculated and paid on a quarterly basis, and the cash sweep arrangement was terminated. In the six months ended June 30, 2016, we earned $38.7 million under the 50% profit share arrangement.

We also had a profit sharing agreement relating to certain Handysize dry bulk carriers chartered to UFC and one of our two Suezmax tankers trading in a pool along with two tankers owned by Frontline, which earned us $0.3 million in the six months ended June 30, 2016 (six months ended June 30, 2015: $1.1 million).

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a fully guaranteed subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above the base rate, calculated and paid on a quarterly basis. The vessels were delivered between July and September 2015, but no profit share revenue was earned by these vessels in the six months ended June 30, 2016.
During the six months ended June 30, 2015, time charter revenues were earned by six container vessels, two car carriers and 14 dry bulk carriers. Since June 30, 2015, we have taken delivery of eight Capesize dry bulk carriers and three 9,300 - 9,500 TEU container vessels, operating under time charters. In addition, one Suezmax tanker previously traded on a voyage charter basis in the same period in 2015 was fixed on a time charter contract during the six months ended June 30, 2016. The 57% increase in time charter revenues for the six months ended June 30, 2016, compared to the same period in 2015 is mainly due to the additional vessels operating under time charters.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the six month periods ended June 30, 2015, and June 30, 2016, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. The decrease in bareboat charter revenues is mainly due to the jack-up drilling rig Soehanah, where we did not receive full charter hire in the six months ended June 30, 2016. We have now agreed a termination of the charter and are currently looking for new chartering opportunities for this rig (see Note 18: Subsequent Events).

The decrease in voyage charter revenues for the six months ended June 30, 2016, is mainly due to one of the two Suezmax tankers previously traded on a voyage charter basis in the same period in 2015 began a time charter contract during the six months ended June 30, 2016. The reduction in voyage charter revenues compared to the same period in 2015 was partially offset by the addition of a dry bulk carrier which began trading on a voyage charter basis since February 2016.
Cash flows arising from finance leases
The following table sets forth our cash flows from the direct financing leases with the Frontline Charterers, Deep Sea Supply BTG and Deep Sea, and shows how they were accounted for:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2016	June 30, 2015
Charter hire payments accounted for as:
Direct financing lease interest income	12,208	19,504
Finance lease service revenues	22,932	20,001
Direct financing lease repayments	16,309	18,502
Total direct financing lease payments received	51,449	58,007

Gain on sale of assets and termination of charters
A gain of $14,000 was recorded in the six months ended June 30, 2016, on the disposal of the offshore support vessel Sea Bear, against which an impairment charge of $8.1 million had been made in December 2015. In the six months ended June 30, 2015, losses totaling $114,000 were recorded on the disposal of five 2,800 TEU container vessels, against which impairment charges totaling $11.8 million had been made in 2014.
Operating expenses

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015
Vessel operating expenses	68,814	53,471
Depreciation	46,304	36,301
Vessel impairment charge	—	29,161
Administrative expenses	4,788	4,147
Total operating expenses	119,906	123,080

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day ($6,500 per day before July 1, 2015) for each vessel chartered to Frontline Shipping (the Frontline Charterers before July 1, 2015) and also payments to Golden Ocean Group Management (Bermuda) Ltd. (“Golden Ocean Management”) of $7,000 per day for each vessel chartered to a subsidiary of Golden Ocean, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers and car carriers operated on a time-charter basis and managed by related and unrelated parties, and also voyage expenses for the two Suezmax tankers and one Handysize dry bulk carriers operating in the spot market during the six months ended June 30, 2016.
Vessel operating expenses increased by $15.3 million for the six months ended June 30, 2016, compared with the same period in 2015. The increase was mainly due to the delivery in the second half of 2015 of eight Capesize dry bulk carriers chartered to a subsidiary of Golden Ocean, the delivery of the three 9,300-9,500 TEU container vessels between November 2015 and May 2016, higher drydocking expenses and the increase in daily amounts payable to Frontline Management since July 1, 2015, partly offset by the disposal of three Suezmax tankers chartered to the Frontline Shipping in the second half of 2015 and five container vessels in February 2015.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation by $10.0 million for the six months ended June 30, 2016, compared to the same period in 2015 is due to the eight Capesize dry bulk carriers and three container vessels delivered since June 30, 2015, partly offset by the disposal of five container vessels in February 2015.

The 15% increase in administrative expenses for the six months ended June 30, 2016, compared to the same period in 2015 is due to increased salary costs, marketing and investor relations costs and service administration fees partly offset by reduced professional fees.
Interest income
Total interest income decreased by $9.9 million for the six months ended June 30, 2016, compared to the same period in 2015. Interest receivable on Frontline loan notes, which were fully redeemed in December 2015, amounted to $6.3 million in the six months ended June 30, 2015. There was also a $4.2 million reduction in interest receivable on debt securities, partly offset by increases in interest receivable on bank deposits and the Deep Sea loan note (see Note 15: Related party transactions).

Interest expense

	Six months ended	Six months ended
(in thousands of $)	June 30, 2016	June 30, 2015
Interest on US$ floating rate loans	14,531	11,207
Interest on NOK600 million senior unsecured floating rate bonds due 2017	2,059	2,522
Interest on NOK900 million senior unsecured floating rate bonds due 2019	2,341	2,922
Interest on 3.75% senior unsecured convertible bonds due 2016	329	2,331
Interest on 3.25% senior unsecured convertible bonds due 2018	5,688	5,688
Swap interest	4,642	4,976
Other interest	21	4
Amortization of deferred charges	5,663	6,037
Total interest expense	35,274	35,687
At June 30, 2016, the Company, including its consolidated subsidiaries had total debt principal outstanding of $1.6 billion (June 30, 2015: $1.5 billion), comprising $157.7 million (NOK1,323 million) outstanding principal amount of NOK floating rate bonds (June 30, 2015: $181.1 million, NOK1,421 million), $350.0 million in 3.25% convertible bonds (June 30, 2015: $350.0 million), $0 outstanding principal amount of 3.75% convertible bonds (June 30, 2015: $125.0 million), and $1.1 billion under floating rate secured long term credit facilities (June 30, 2015: $0.8 billion). The average three-month LIBOR was 0.63% in the six months ended June 30, 2016 and 0.27% in the six months ended June 30, 2015. The increase in interest expense associated with our floating rate debt for the six months ended June 30, 2016, compared to the same period in 2015, is mainly due to the higher level of floating rate debt in the period.
The reductions in interest payable on the NOK bonds due 2017, the NOK bonds due 2019 and the 3.75% convertible bonds are due to, respectively, the purchase in January 2015 of NOK bonds due 2017, several purchases in 2015 of NOK bonds due 2019, and the redemption in full of all outstanding 3.75% convertible bonds in February 2016.
At June 30, 2016, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 2.92% per annum (June 30, 2015: $0.8 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.40% per annum).
As reported above, certain assets were accounted for under the equity method in 2016 and 2015. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Other non-operating items
In the six months ended June 30, 2016, other non-operating items amounted to a net loss of $5.5 million, compared to a net gain of $40.4 million for the six months ended June 30, 2015. The net loss for the six months ended June 30, 2016, consists mainly of $10.4 million adverse mark-to-market adjustments to financial instruments and $2.6 million cash payments on non-designated interest rate swaps, partly offset by $8.3 million dividends received on the Frontline shares we acquired in June 2015. The net gain for the six months ended June 30, 2015, consists mainly of a $44.6 million gain on sale of loan notes and share warrants, partly offset by $1.2 million adverse mark-to-market adjustments to financial instruments and $2.8 million cash payments on non-designated interest rate swaps.

Equity in earnings of associated companies
During the periods under review, the Company had three wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 9 of the Consolidated Financial Statements included herein. The total equity in earnings of associated companies in the six months ended June 30, 2016, was $2.8 million lower than in the comparative period in 2015 due to the inherent reduction in direct financing lease interest income earned by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus.

Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to a subsidiary of Golden Ocean are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. One of our two Suezmax tankers trading in a pool along with two tankers owned by Frontline and one of our Handysize dry bulk carriers remaining under short-term charters to UFC are also subject to agreements for profit sharing. The significant effects of seasonality will be limited to the timing of these profit sharing revenues.

Liquidity and Capital Resources
At June 30, 2016, we had total cash and cash equivalents of $82.0 million and available for sale securities of $120.0 million. In the six months ended June 30, 2016, we generated cash of $123.7 million from operations and $3.3 million net from investing activities. We used $115.2 million net in financing activities.

Cash flows provided by operating activities for the six months ended June 30, 2016, increased to $123.7 million from $103.6 million for the same period in 2015 mainly due to the higher net operating income. This includes an increase in cash receipt by $12.6 million from Frontline in respect of cash sweep and profit share income. In the six months ended June 30, 2015, we received $32.7 million in cash sweep income accrued for the full year ended December 31, 2014. This is in comparison to receipts of $20.6 million and $24.7 million in profit sharing income in the six months ended June 30, 2016 accrued for the quarter ended December 31, 2015 and the quarter ended March 31, 2016, respectively. This was following the further amendments to the charter agreements with Frontline effective from July 1, 2015, onwards, where the profit sharing percentage was increased to 50% above the new time charter rates, calculated and paid on a quarterly basis, and the cash sweep arrangement was terminated.
Investing activities generated $3.3 million in the six months ended June 30, 2016, compared with $78.6 million generated in the same period in 2015. The higher cash generated by investing activities for the same period in 2015 was mainly due to $111.1 million received from the sale of SFL West Polaris Limited and $71.7 million received from the sale of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. There were no disposals similar in nature during the six months ended June 30, 2016 and we spent an additional $47.5 million in the financing of newbuilding additions compared to the same period in 2015. These reductions in cash generation and outflow in the current period were partly offset by a $155.7 million increase in amounts received from associated companies.
Net cash used by financing activities for the six months ended June 30, 2016 was $115.2 million, compared to $171.5 million net cash used in the same period in 2015. The $56.3 million reduction in net cash used in financing activities results primarily from the increase of $171.1 million in net cash generated from the issuance and repayment of long term debt, partly offset by the cash used in the redemption in February 2016 of the outstanding $117.5 million of 3.75% convertible bonds due 2016. Also, the Company made dividend payments of $84.1 million in the six months ended June 30, 2016, compared with $79.4 million in the same period in 2015.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at June 30, 2016.

	As of June 30, 2016
(in millions of $)	Outstanding balance	Net amount available to draw
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,136.2	164.6
Unsecured borrowings:
NOK600 million senior unsecured floating rate bonds due 2017	67.4	—
3.25% senior unsecured convertible bonds due 2018	350.0	—
NOK900 million senior unsecured floating rate bonds due 2019	90.4	—
	1,644.0	164.6
As of June 30, 2016, there was $164.6 million net available to draw under secured revolving credit facilities.

In addition to the above, our equity accounted subsidiaries had total debt principal outstanding of $0.9 billion as at June 30, 2016.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at September 19, 2016, excluding three 1,700 TEU container vessels, a jack-up drilling rig and the newbuilding vessels not yet delivered.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand for the carriage of dry bulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 19, 2016

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS